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                                                                 EX 99(a)(5)(ix)


                                                                        ORIGINAL

                 IN THE COURT CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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CORA PEZZELLO, Individually And On             )
Behalf of All Others Similarly                 )        CA# 19427
Situated,                                      )
                                               )
                Plaintiff,                     )
                                               )
          - against -                          )        CLASS ACTION
                                               )        COMPLAINT
JEFFREY M. JACKSON, GLENN W. MARSCHEL, SAM     )
GILLILAND, WILLIAM J. HANNIGAN, JAMES J.       )
HORNTHAL, TERRELL B. JONES, F. WILLIAM         )
CONNER, PAUL O. ELY, JR., MICHAEL A. BUCKMAN,  )
TRAVELOCITY.COM INC. and SABRE HOLDINGS        )
CORPORATION,                                   )
                                               )
                Defendants.                    )
                                               )
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      Plaintiff, by her attorneys, alleges upon personal knowledge as to her own acts and upon information and belief as to all other matters, as follows:

                                    PARTIES

      1. Plaintiff is and, at all relevant times, has been the owner of shares of Travelocity.com Inc. ("Travelocity") common stock.

      2. Travelocity is a corporation duly organized and existing under the laws of the State of Delaware. The Company provides internet and wireless reservations for airlines, hotels and car rental companies. Travelocity maintains its principal executive offices at 15100 Trinity Boulevard, Fort Worth, Texas. As
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of December 31, 2001, Travelocity has outstanding approximately 17 million shares of common stock and 33 million shares of Class A common stock. Travelocity stock trades on the National Association of Securities Dealers Automated Quote System.

      3. Defendant William J. Hannigan is Chairman of the Board of Travelocity. Hannigan is also the Chief Executive Officer, President and Chairman of the Board of Sabre Holdings Corporation ("Sabre"). Hannigan's term as a director of the Company expires at the annual stockholder meeting to be held in 2003.

      4. Terrell B. Jones has been President and Chief Executive Officer of the Company since September 1999. From May 1999 until September 1999, Jones served as Executive Vice President-Travelocity Division of Sabre Holdings Corporation.

      5. Defendant James J. Hornthal ("Hornthal") is a director of the Company. He owns 11% of CNX Media, Inc. ("CNX") which owes the Company over $1 million and which has other relationships with the Company.

      6. Defendant F. William Conner is a director of the Company.

      7. Defendant Paul C. Ely, Jr. is a director of the Company.

      8. Defendant Michael A. Buckman is a director of the Company.

      9. Defendant Jeffrey M. Jackson is a director of the Company and is Executive Vice President and Chief Financial Officer


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of Sabre.

      10. Defendant Glenn W. Marschel is a director of the Company.

      11. Defendant Sam Gilliland is a director of the Company and Senior Vice President of Sabre.

      12. The defendants named in paragraphs 3 through 11 are hereinafter referred to as the "Individual Defendants."

      13. Sabre is a corporation duly organized and existing under the laws of the State of Delaware and is the majority owner of Travelocity, controlling 70% of the outstanding equity securities of Travelocity. Sabre owns all the Class A common stock and 12% of the common stock of Travelocity. Sabre maintains its principal executive offices at 4255 Amon Carter Boulevard, Fort Worth, Texas 76155.

      14. Because of their positions as officers/directors, and in the case of Sabre as controlling shareholder of the Company, defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

                            CLASS ACTION ALLEGATIONS

      15. Plaintiff brings this case in her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is


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described more fully below.

      16. This action is properly maintainable as a class action.

      17. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 15 million shares of common stock owned by the public. There are thousands of record and beneficial stockholders.

      18. There are questions of law and fact common to the Class including, INTER ALIA, whether:

            (a) defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

            (b) plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

      19. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

      20. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the


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interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

      21. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

      22. On February 19, 2002, the PR NEWSWIRE reported that Sabre and its affiliates had stated its intention to make an unsolicited offer to purchase the shares of Travelocity common stock that Sabre does not already own for $23.00 per share, payable in cash.

      23. Sabre seeks to take Travelocity private by squeezing out Travelocity's public shareholders at a price which is wholly inadequate in light of Travelocity's recently reported trading price and prospects.

      24. Sabre stated its intention to launch its formal tender offer on or soon after March 5, 2002. The offer is expected to be conditioned on Sabre's ownership interest in Travelocity reaching at least 90%, enough to allow Sabre to effectuate a short-form merger. According to the Company, as of December 31, 2001, there were approximately 50 million shares of Travelocity common stock outstanding (assuming conversion of Travelocity's Class A common stock owned by Sabre), of which approximately 15 million were owned by holders other than Sabre.


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      25. Travelocity, which has traded as high as $30.00 per share in the last two months, recently reported an agreement with Walt Disney Parks and recreation to offer Disney theme park tickets and on-site hotel reservations. According to the Company, Disney is to figure prominently in Travelocity's revenue plans for 2002.

      26. At this time of expected increases in revenues through the Disney relationship, Sabre, with the assistance of the Travelocity board, a majority of whom are conflicted due to that relationship with Sabre, or, in the case of Hornthal, his connection to CNX, seeks to take Travelocity private.

      27. Defendants, including Sabre as a majority shareholder, have breached their fiduciary obligations to Travelocity's shareholders to maximize shareholder value.

      28. Because of its control over the Board through majority ownership of the outstanding stock and control over the majority of the board members, Sabre is in a position to, and in fact did, dictate the terms of the proposed transaction so that the Individual Defendants will ultimately have no choice to accede to its wishes.

      29. Even in light of what has been publicly disclosed about Travelocity's present business and future prospects, the proposed transaction is grossly unfair, inadequate, and provides value to Travelocity's stockholders substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Travelocity is materially greater than the consideration contemplated by the proposed transaction price, taking into account


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Travelocity's asset value, its expected growth, and its revenues and cash flow and earnings power.

      30. The proposed transaction is wrongful, unfair, and harmful to Travelocity public stockholders, and will deny Class members their right to share proportionately in the true value of Travelocity's valuable assets, and future growth in profits and earnings, while usurping the same for the benefit of Sabre.

      31. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

      32. As a result of defendants' actions, plaintiff and the Class have been and will be damaged by defendants' breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive their fair proportionate value of Travelocity's assets and businesses.

      33. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Travelocity's valuable assets and businesses, all to the irreparable harm of the Class.

      34. Plaintiff and the Class have no adequate remedy at law.

      WHEREFORE, plaintiff prays for judgment and relief as follows:

      A. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the


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Class;

      B. declaring that the defendants and each of them have breached their fiduciary duties to plaintiff and the other members of the Class;

      C. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceedings with or implementing the transaction;

      D. in the event the transaction is consummated, rescinding it and setting it aside or awarding rescissory damages;

      E. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

      F. awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

      G. granting such other and further relief as may be just and proper.

Date: February 19, 2002

                                        ROSENTHAL MONHAIT GROSS
                                           & GODDESS, P.A.


                                    By: /s/ Carmella P. Keener
                                        ----------------------------------------
                                        919 N. Market St., Suite 1401
                                        P.O. Box 1070
                                        Wilmington, Delaware 19899
                                        (302) 656-4433

                                        Attorneys for Plaintiff

Of Counsel:
WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400


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